Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-126811 January 3, 2007

Commodities are a unique asset class that can provide valuable diversification benefits to an investment portfolio. Used in combination with traditional assets like stocks and bonds, they can potentially reduce overall portfolio long-term risk while increasing upside potential.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks, see “Risk Factors” in the applicable prospectus.

USING COMMODITIES TO DIVERSIFY YOUR PORTFOLIO

WHAT ARE COMMODITIES?

Commodities are the physical goods used in the initial phase of the manufacturing process. They are goods that almost everyone in the world uses on a daily basis, such as oil, natural gas, wheat, soybeans, hogs, aluminum, copper, and silver.

WHY INVEST IN COMMODITIES?

There are two primary reasons for adding commodities to a portfolio: diversification and inflation protection.

Diversification

Commodity prices and prices for stocks and bonds respond very differently to changes in market and economic conditions. The difference in how they respond to these global events and the timing of those responses can provide commodities with valuable benefits when combined with other financial assets. The historically low correlation between commodities and financial assets means that commodities may perform well in neutral or negative years for stocks and bonds. As such, commodities, while historically volatile in terms of their returns, can actually lower the overall volatility of a portfolio.

The Importance of Correlations to Portfolio Risk and Return

When thinking about building a diversified portfolio, remember the old adage, “Don’t put all your eggs in one basket.” Diversification is not only about the number of investments in your portfolio, it’s also about the relationships among those investments. Adding

FIGURE 1 Index Correlations

CORRELATION COEFFICIENT	GSCI® TOTAL RETURN INDEX	DJ–AIG COMMODITY INDEX TOTAL RETURNSM	GOLDMAN SACHS CRUDE OIL TOTAL RETURN INDEX
GSCI® Total Return Index	1.00	0.89	0.87
DJ–AIG Commodity Index Total ReturnSM	0.89	1.00	0.74
S&P 500® Index	-0.01	0.07	-0.03
Lehman Aggregate Index	0.03	-0.02	-0.01
MSCI EAFE Index	0.13	0.22	0.08

Sources: Goldman Sachs, AIG, Standard & Poor’s, Lehman Brothers, MSCI, Bloomberg (9/30/91–9/30/06), based on monthly returns.

one more technology stock to a portfolio comprising only 15 other technology stocks is not a particularly diversifying move. If the technology sector faces a downturn, your portfolio will be in trouble no matter how many different technology stocks are in it. A better approach is to build a portfolio whose individual elements tend not to move in lockstep in response to changing market conditions, so that you have built-in “buffers” if certain asset classes, sectors, or styles should suffer.

Correlation values range between -1 and +1. Assets that have an inverse relationship, or move in exact opposite directions, will have a correlation of -1, while those that move in the same direction in tandem will have a correlation of +1. A correlation of 0 implies that there is no relationship.

Because commodities have low correlations to stocks and bonds, they can be a good choice to lower your overall portfolio risk while enhancing your potential for better long-term risk-adjusted returns (see figure 1).

Inflation Hedging

Though stocks and bonds typically perform poorly during times of inflation, commodities tend to perform well because they are closely linked to rising prices in essential goods. looking back at inflation and the performance of stocks, bonds, and commodities from 1990–2006, stocks and bonds have generally moved in the opposite direction from inflation while commodities moved in the same direction (see figure 2). As a result, many investors use commodities as part of an inflation hedging strategy.

WHY INVEST IN COMMODITIES AS OPPOSED TO COMMODITY PRODUCERS?

Some investors think they are gaining exposure to commodities when they invest in the common stocks of commodity producers. However, for a number of reasons, the performance of producer stocks and commodities often diverge, so it is a bit of a misconception to think that when you invest in a company like Exxon Mobil or Starbucks that you have direct exposure to oil or coffee prices. Buying a company’s equity exposes an investor to a variety of factors, including their specific financial and operational risk. In addition, many companies hedge their commodity exposure, thereby minimizing the impact changes in commodity prices have on their bottom line. The most effective way for an investor to add commodity

2	iPATH EXCHANGE TRADED NOTES

FIGURE 2

Yearly Returns for Stocks, Bonds and Commodities Compared to Inflation

Sources: Lehman, Goldman Sachs, Standard & Poor’s, BGI, Bloomberg. Data as of 9/30/06.

exposure to their portfolio is by directly investing in commodities, or a product that seeks to track a pure commodity index. The chart in Figure 3 shows the annual returns of a hypothetical investment in oil directly, as represented by the Goldman Sachs Crude Oil Total Return Index, and exposure to the stocks of oil companies, as represented by the Dow Jones U.S. Oil & Gas Index. As you can see, these two indexes do not move in lockstep and may even move in different directions.

HOW DO I GET EXPOSURE TO COMMODITIES?

Below is a brief summary of some common strategies for gaining commodity asset class exposure.

•	While providing pure asset class exposure, owning physical commodities outright typically entails high transportation and storage costs and is not cost effective or practical for most investors.

•	Managed futures eliminate the transportation and storage costs but are best suited to large institutional investors with the resources to meet relatively high investment minimums and manage complex derivatives contracts.

FIGURE 3

Annual Returns for Oil and Oil & Gas Companies

Index returns are for illustrative purposes only and do not represent the actual performance of any investment. Index performance returns do not reflect management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results.

Sources: Goldman Sachs, BGI, Bloomberg. Data as of 9/30/06.

•	Commodity-indexed mutual funds provide a viable alternative for the individual investor, offering broad-based commodity exposure with relatively low investment minimums.

•	iPath Exchange Traded Notes (ETNs) are the latest innovation from Barclays designed to provide investors with a new way to access this difficult-to-reach market. Providing investors with convenient access to the returns of key commodity indexes (less investor fees), iPath ETNs may be one of the most convenient and cost-effective means yet of gaining diversified commodity exposure.

ARE COMMODITIES RIGHT FOR ME?

Commodities can be appropriate for investors looking for new ways to diversify their portfolio and who have a long-term time horizon for investment. They can be an exciting asset class in which to invest, but also can be volatile. Speak with your advisor about how much exposure you may need based on your investment objectives, and how to select the most-appropriate investment vehicle.

USING COMMODITIES TO DIVERSIFY YOUR PORTFOLIO	3

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. Historical values of the index or any index component should not be taken as an indication of the future performance of the index during the term of the Securities.

Barclays Global Investors services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your securities even if the value of the relevant index has increased. Sales in the secondary market may result in significant losses.

The Securities may be sold throughout the day on the exchange through any brokerage account. However, there are restrictions on the minimum number of Securities you may redeem directly from the Issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. Factors that may influence the market value of the Securities include the time remaining to the maturity of the Securities; supply and demand for the Securities, including inventory positions with Barclays Capital Inc. or any other market maker; economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the index or the market price of the index components; or the creditworthiness of Barclays Bank PLC.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. The market value of the Securities may be influenced by many unpredictable factors, including highly volatile commodities prices. Suspension or disruptions of market trading in commodities and related futures may adversely affect the value of your Securities. Changes in the Treasury Bill rate of interest may affect the value of the index and your securities.

Trading in futures contracts on physical commodities, including trading in the index components is speculative and can be extremely volatile. Market prices of the index components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and monetary and other governmental policies, action and inaction. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways, and different factors may cause the prices of the index components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in commodities and are available to retail investors; further, iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from lower investor fees can help offset these costs. iPath ETNs can also provide a means to invest in commodities without incurring the costs associated with storing and delivering commodities, or committing resources to managing a portfolio of commodity derivatives.

© 2006 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3603-iP-1106 599-13SP-12/06

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